BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year ended December 31, 2016

(Dollars in thousands)

Subordinated liabilities, beginning of year	$	550,000
Issuance of new debt		—
Repayments		—
Subordinated liabilities, end of year	$	550,000

See accompanying notes to financial statements.